

October 22, 2009

Mr. Martin Eden
Chief Financial Officer
Gran Tierra Energy Inc.
300, 611 10th Avenue SW
Calgary, Alberta, Canada T2R 0B2

> **Re:** **Gran Tierra Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **Response Letter Dated September 18, 2009**
> **File No. 001-34018**

Dear Mr. Eden:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 6 – Share Capital, page 98

1.   We note your response to prior comment 3 regarding your accounting for the modification of the terms of the warrants issued in your 2006 offering and understand that you believe that the contractual value of $8.6 million in liquidated damages is a more reliable measure of fair value compared to the fair value of the modification determined by using the Black Scholes model. However, we note that this view is not consistent with your policy of using the Black Scholes model to reliably measure the fair value of other equity instruments, such as your stock

options and other warrants, nor is it consistent with having relied upon this model in determining the extent of modifications that would be made to the warrants; the difficulty rests on the measure of volatility you have utilized in the model. Therefore, we are not convinced that the contractual amount is a more reliable measure of the fair value conveyed as a result of the modification of the warrants and we would therefore expect that the determination of this value be performed consistent with paragraph 51 of SFAS 123R. Although we understand that you used the 25% volatility factor in determining the warrant modifications that would be made to satisfy the $8.6 million in liquidated damages based on your correspondence with certain warrant holders, this factor is inconsistent with the historical volatility you use to compute the value of your other share based payments. If you believe some other measure of volatility would be appropriate in determining the amount of fair value conveyed to the warrant holders as a result of the modification, you will need to show how your estimate complies with the guidance in paragraphs A31 through A34 of SFAS 123R, and is not inconsistent with the approach taken in determining the historical volatility utilized in valuing your other share based payments.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Craig Arakawa at (202) 551-3650, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief